

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 9, 2020

Kevin Chen
Chief Executive Officer
Edoc Acquisition Corp.
7612 Main Street Fishers
Suite 200
Victor, NY 14564

> **Re: Edoc Acquisition Corp.**
> **Registration Statement on Form S-1**
> **Filed September 15, 2020**
> **File No. 333-248819**

Dear Mr. Chen:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-1 filed September 15, 2020

Cover page

1. We note your disclosure on page 102 that holders of your Class B common stock will have the right to elect all of your directors prior to your initial business combination and that holders of a majority of your founder shares may remove a director for any reason. Please revise your cover page and risk factors section to disclose the respective voting rights of your Class B and Class A ordinary shares.

Summary, page 1

2. You disclose that Xiaoping Becky Zhang is the sole managing member of your sponsor, American Physicians LLC. From disclosure on page 34, it appears that all

2,875,000 founder shares were issued to your sponsor. At page 95, you further disclose that your "initial shareholders, sponsor and [y]our executive officers and directors, may be deemed to be [y]our 'promoters'" under Rule 405 of Regulation C. As all founder shares were issued to the sponsor and Ms. Zhang is the sole managing member, please also describe the business experience of Ms. Zhang relevant to your business strategy. See also Item 404(c) of Regulation S-K.

Business Strategy, page 3

3.   Please revise to disclose how I-Bankers' activities under the business combination marketing agreement are part of your business strategy. On page 132 you disclose that you will engage I-Bankers as an advisor in connection with your business combination, to assist in evaluating possible acquisition candidates, assist in holding meetings with your shareholders to discuss the potential business combination and the target business' attributes, and introduce you to potential investors that are interested in purchasing your securities in connection with your initial business combination, among other activities.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Myra Moosariparambil, Staff Accountant, at (202) 551-3796 or Craig Arakawa, Accounting Branch Chief, at (202) 551-3650 if you have questions regarding comments on the financial statements and related matters. Please contact Kevin Dougherty, Staff Attorney, at (202) 551-3271 or Loan Lauren Nguyen, Legal Branch Chief, at (202) 551-3642 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc: Jessica Yuan, Esq.